Exhibit (a)(1)(i)
NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND
c/o Churchill Asset Management LLC
375 Park Avenue, 9th Floor
New York, New York 10152

If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.

August 28, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Nuveen Churchill Private Capital Income Fund (the “Fund”). If you are not interested in tendering your Class I, Class S, or Class D shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Shares that have been issued after October 1, 2025 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. In addition, the sale of Shares may be subject to income and transfer taxes.

The tender offer period will begin on August 28, 2026 and end at 11:59 p.m., Eastern Time, on September 28, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Nuveen Churchill Private Capital Income Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail:	PO Box 219307, Kansas City, MO 64121

Overnight Mail:	801 Pennsylvania Ave., Suite 219307, Kansas City, MO 64105

E-mail:	Nuveen.ai@sscinc.com

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on September 28, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 833-688-3368.

Sincerely,

Nuveen Churchill Private Capital Income Fund